investor

06012802

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED APR 2 5 2006 WASH, D.C. 185

April 20, 2006

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh

Gunilla Swardh
Compliance Officer

PROCESSED
APR 2 5 2006
THOMSON
FINANCIAL

Enclosure

dlw 4/25

Interim Report January-March 2006

Important events

- Shares in Electrolux were purchased for SEK 437 m.
- 3 Scandinavia had 511,000 subscribers on March 31, 2006.
- Investor issued a new ten-year EUR 500 m. corporate bond and repaid outstanding bonds of a corresponding amount that had shorter maturities.
- Dividends totaling SEK 2,685 m. were paid to shareholders (SEK 3.50 per share).
- After the close of the quarter (April 3), Investor and EQT jointly made a cash tender offer to acquire the total shares outstanding in Gambro.

Financial information

- The net asset value amounted to SEK 146,836 m. (SEK 191 per share) on March 31, 2006, as against SEK 134,180 m. (SEK 175 per share) at year-end 2005.
- Consolidated net income (including unrealized changes in value) totaled SEK 15,380 m. (SEK 20.03 per share) in the first quarter, compared with SEK 6,173 m. in the corresponding period of 2005 (SEK 8.03 per share).
- Core Investments had an impact of SEK 16,326 m. on net income in the first quarter (6,152). Atlas Copco, SEB and ABB had the greatest impact with SEK 3,875 m., SEK 3,691 m. and SEK 3,534 m., respectively.
- Private Equity Investments had an effect of SEK -288 m. on net income in the quarter (486).
- The total return on Investor shares was 4 percent in the first quarter (13). The total return has been 55 percent over the past 12-month period.

INVESTOR'S KEY FIGURES

	3/31 2006	12/31 2005
Assets, SEK m.	149 029	134 403
Net debt, SEK m.	-2 193	-223
Net asset value (equity), SEK m.	146 836	134 180
Net asset value (equity), SEK/share	191	175
Development during the quarter	*1/1-3/31 2006*	*1/1-3/31 2005*
Net income, SEK m.	15 380	6 173
Net income, SEK/share	20.03	8.03

Trend of net asset value


SEK bn
200
160
120
80
40
95
96
97
98
99
00
01
02
03
04
05
Q1 06
Net asset value including reinvested dividends
Net asset value

First quarter of 2006 was as strong as the last quarter of 2005



Our core investments reported healthy earnings for Q4 2005 and Investor's holdings increased significantly in value during the quarter. The economic background remained favorable and stock markets performed well. The U.S. economy rebounded after a weak fourth quarter.

Japan showed increasingly strong signs that the country's long period of deflation and economic stagnation has ended. China continued double-digit growth.Even the lagging Western European region showed signs of improvement. While there are many positive developments in the world economy, we must keep in mind the growing economic, financial and trade imbalances which could impact current asset values. It can also be noted that the stock market has risen strongly over the last three years.

In early April, Investor and EQT launched a public tender offer to the shareholders of Gambro AB through the jointly owned company Indap AB. Although this occurred after the close of Q1, I would like to offer some general comments as well as explain the rationale behind this transaction.

Active ownership of both public and private companies

Investor AB is an owner of both public and private companies, with the main part of its assets being in listed companies. The appropriate ownership form must be considered for each company, depending on the challenges and opportunities at hand. In a well functioning capital market, it is natural to have a flow of companies between public and private ownership. Fifteen years ago, Investor AB privatized Saab-Scania in order to restructure the company. After the restructuring was completed and Saab Automobile was sold off, two new companies – Saab Technologies and Scania – emerged as listed companies in which Investor remains a major long-term shareholder. The execution of the restructuring plan for Saab-Scania would have been more difficult and challenging in a public setting.

Listed Husqvarna to become new core investment

Another company worth mentioning is Electrolux, in which we further strengthened our ownership during the first quarter. The company is currently undergoing restructuring, including the proposed spin-out of the outdoor products division, Husqvarna. We are highly supportive of these efforts. We intend to make Husqvarna a core investment and will be a long-term owner that takes an active role in its development as a public company.

The offer to take Gambro private

As owners, we develop value-creation agendas for our investments covering operational issues, restructuring opportunities and capital structure considerations. In reviewing Gambro in the beginning of this year, we identified opportunities to accelerate the execution of growth-oriented measures, in addition to creating an aggressive capital structure. Given the risk level in the plan, combined with the challenges in resolving the FDA situation in the U.S., we believe the implementation of the plan is facilitated by having a concentrated ownership base in a private environment, where management can fully focus on executing the plan. Based on this premise, we contacted EQT and together we further developed an aggressive value-creation plan, including an appropriate financial structure.

While EQT has a defined investment horizon, Investor has a flexible ownership strategy that allows us to remain a long-term owner in the future Gambro.

The offer to Gambro shareholders has been made at an attractive price significantly above the previous share trading level and compared with relative valuation, i.e. EBIT and P/E multiples, of what we believe are comparable companies. Gambro is a well researched company with its prospects, risks and future plans well known and communicated to the financial community. Gambro's board has recommended acceptance of the offer.

More balanced cash flow from Private Equity expected

After making a number of significant divestments in 2004 and 2005, we are now entering into a phase in which there will most likely be more investments than exits within our Private Equity business. Cash flow during the first quarter of 2006 remained positive after receiving payments for divestitures completed at the end of 2005.

3 Scandinavia reaches more than 500,000 subscribers

The year started out well for 3 Scandinavia and continued through the quarter. After a disappointing performance in 2005, the company is now performing in line with our plan. The number of subscribers passed the half-million mark and totaled 511,000 on March 31. We are now seeing that 3 has established a position in the market and that the quality of its 3G services, network and customer service is driving demand.

Successful loan financing

In February, we took advantage of attractive interest rate levels to refinance portions of our debt portfolio and extend maturities. Demand for our bonds was very strong and we achieved the best pricing for a European corporate bond so far during 2006. This reflects the bond market's strong confidence in Investor and our strong financial position.

Corporate governance in focus

The AGM season started at the end of Q1. The proceedings have changed substantially, compared to a few years ago. With new codes of conduct, in Sweden and elsewhere, much more focus is being put on corporate governance procedures and reporting. The codes are having a significant impact on the daily work of boards, as well as the AGMs. Sound corporate governance processes are a must in all companies. However, it should not be at the expense of focusing on the underlying business of each company. It is the ability to generate profitable growth in a competitive environment that will result in value creation for shareholders.



Börje Ekholm

Development of the Group

Investor's strong performance continued during the first quarter of 2006 with net income (including unrealized increases in value) totaling SEK 15.4 bn. Core Investments contributed the most to the quarter's positive result. Dividends totaling SEK 2.7 bn. were paid to shareholders. Net debt increased from SEK 223 m. to SEK 2.2 bn. during the quarter. In the first quarter, Investor's net asset value increased from SEK 134.2 bn. to SEK 146.8 bn.

Read more on the Web: keyfigures.investorab.com >>

Net asset value

On March 31, 2006, Investor's net asset value (equal to shareholders' equity) amounted to SEK 146,836 m. (134,180 at year-end 2005), corresponding to SEK 191 per share (175). The net asset value increased by SEK 12,656 m. (6,188) during the first quarter, or 9 percent (7).

Total assets by sector, 3/31 2006


Other 5%
Engineering 34%
Financial Services 17%
Healthcare 20%
Technology 24%

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	3/31 2006		12/31 2005	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Core Investments	172	131 859	150	115 419
Private Equity Investments	17	13 200	20	15 478
Operating Investments	4	2 787	4	2 757
Financial Investments	2	1 540	2	1 380
Other assets and liabilities	-1	-357	-1	-631
Total assets	194	149 029	175	134 403
Net debt	-3	-2 193	0	-223
Net asset value (shareholders' equity)	191	146 836	175	134 180

Investor's business area structure

Business area name	Type of company/operation	Type of ownership	Valuation principle
Core Investments	Large publicly listed investments with a long ownership horizon	Leading minority ownership	Stock price
Private Equity Investments	Growth capital and buyouts, primarily in unlisted companies Ownership horizon: ~3-7 years	Minority ownership (IGC) and majority-owned (through EQT and Investor Capital Partners)	Stock price, multiple or third-party valuation
Operating Investments	Medium-size to large companies with a medium-long ownership horizon, primarily unlisted holdings	Majority ownership or with significant influence	Share of shareholders' equity
Financial Investments	Financial/non-strategic holdings/operations with a shorter ownership horizon	Minority ownership	Stock price or third-party valuation

Trend of earnings

Consolidated net income in the first quarter totaled SEK 15,380 m. (6,173). The positive result was due mainly to unrealized increases in the value of holdings in the Core Investments business area.

During the quarter, Core Investments impacted income by SEK 16,326 m. (6,152), Private Equity Investments by SEK -288 m. (486), Operating Investments by SEK -437 m. (-473) and Financial Investments by SEK 83 m. (68).

See Segment Reporting, page 17, for a detailed presentation of each business area's development.

Dividend to shareholders

The Annual General Meeting on March 21, 2006 approved the board's proposed dividend of SEK 3.50 per share. The dividend payment to Investor AB shareholders totaled SEK 2,685 m. in the first quarter. In the second quarter of 2005, the dividend payment totaled SEK 1,726 m.

Trend of earnings, Group


SEK m.
15 000
10 000
5 000
0

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	1/1-3/31 2006	1/1-3/31 2005
Change in value	15 845	6 478
Dividends	377	328
Operating costs	-137	-116
Other income items	-705	-517
Net income	15 380	6 173
Dividends paid	-2 685	-
Other	-39	15
Change in net asset value	12 656	6 188

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON MARCH 31, 2006

SEK m.	Engineering	Technology	Healthcare	Financial Services	Other	Total
Core Investments	49 714	29 914	26 564	25 667		131 859
Private Equity Investments	1 599	4 296	2 930	236	4 139	13 200
Operating Investments		883			1 904	2 787
Financial Investments and Other					1 183	1 183
Total	51 313	35 093	29 494	25 903	7 226	149 029

Core Investments

The Core Investments business area had a positive impact on the operating result for the first quarter of the year. Holdings in the business area had a combined effect of SEK 16.3 bn. on Investor's income. In the first quarter, shares were acquired in Electrolux for SEK 437 m.

Read more on the Web. ci.investorab.com >>

Companies in the Core Investments business area reported strong operating results in their year-end reports for 2005 that were released in January and February. The substantial value appreciation of holdings during 2005 continued in the first quarter of 2006.

Purchases and sales

In the first quarter, 2,000,000 shares in Electrolux were purchased for SEK 437 m.

No shares were sold in core investments during the first quarter of 2006.

Dividends

Dividends from Core Investments (AstraZeneca) totaled SEK 362 m. in the first quarter.

During 2006, Investor expects to receive a total of SEK 2.8 bn. in dividends (2.2) from core investments (including the dividend already received from AstraZeneca), provided that proposed dividends are approved by each company's annual general meeting.

Public offer for Gambro

After the close of the reporting period, Investor and EQT, through Indap AB (in which Investor owns 49% and EQT 51%), made a public offer to acquire the total shares outstanding in Gambro at a price of SEK 109.70 per share.

The acceptance period for the offer runs from April 7, 2006 to May 10, 2006. The estimated payment date is May 17, 2006.

More information about the offer is available at www.investorab.com.

Earnings for the quarter

Core Investments had an effect of SEK 16,326 m. on first-quarter income (6,152). All core investments had a positive impact on income during the reporting period with the exception of WM-data, whose value declined marginally during the quarter. Atlas Copco, SEB and ABB had the greatest effect with SEK 3,875 m., SEK 3,691 m. and SEK 3,534 m., respectively.

Impact of Core Investments on income, 1/1-3/31 2006


Atlas Copco
SEB
ABB
Ericsson
Scania
SAAB
AstraZeneca
OMX
Gambro
Electrolux
WM-data
Costs
3 875
3 691
3 534
1 813
1 022
562
505
427
-7
-39
SEK m.
-1 000
0
1 000
2 000
3 000
4 000

TREND OF EARNINGS, CORE INVESTMENTS

SEK m.	1/1-3/31 2006	1/1-3/31 2005
Change in value	16 003	5 909
Dividends	362	285
Operating costs	-39	-42
Effect on income	16 326	6 152

Trend of earnings, Core Investments


SEK m.
20 000
15 000
10 000
5 000
0
Q1 2005
Q1 2006

Overview of Core Investments

SEK m.	Number of shares[1] 3/31 2006	Ownership Capital[2] (%) 3/31 2006	Ownership Votes[2] (%) 3/31 2006	Share of total assets (%) 3/31 2006	Market value SEK/share 3/31 2006	Market value, SEK m. 3/31 2006	Net purchases (+)/sales(-) SEK m. 2006	Total return[3] 2006 (%)	Market value, SEK m. 12/31 2005
Engineering									
Atlas Copco	94 364 913	15.0	21.1	14	27	20 547		+23	16 672
ABB	166 330 142	8.0[4]	8.0[4]	11	21	16 300		+28	12 766
Scania[5]	21 495 450	10.7	19.3	5	9	7 138		+17	6 116
Electrolux	25 688 871	8.3	26.6	4	7	5 729	+437	+8	4 892
				34	64	49 714			40 446
Technology									
Ericsson	810 393 516	5.0	19.4	16	32	23 907		+8	22 094
Saab AB	21 611 925	19.8	38.0	3	6	4 236		+15	3 674
WM-data	70 265 500	16.3	29.3	1	2	1 771		0	1 778
				20	40	29 914			27 546
Healthcare									
AstraZeneca	51 587 810	3.3[6]	3.3[6]	13	26	20 197		+3	20 016
Gambro	68 468 225	19.9	26.3	4	8	6 367		+7	5 940
				17	34	26 564			25 956
Financial Services									
SEB	123 027 895	17.9	18.5	16	31	23 744		+18	20 053
OMX	12 950 507	10.8	10.8	1	3	1 923		+36	1 418
				17	34	25 667			21 471
Total				88	172	131 859	+437		115 419

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share.
4) Calculated in accordance with Swiss disclosure regulations.
5) Calculated on the basis of full dilution and excluding any repurchased shares. Calculated on the basis of the total number of outstanding shares before the cancellation of Scania shares (related to the acquisition of Ainax shares), Investor's holding is 16% of the votes and 9% of the capital.
6) Calculated in accordance with British disclosure regulations.

Private Equity Investments

In the first quarter, the Private Equity Investments business area had a total impact of SEK -0.3 bn. on income. The result for the quarter was attributable mainly to unrealized decreases in the value of holdings in Investor Capital Partners. The decrease in the business area's net asset value from SEK 15.5 bn. to SEK 13.2 bn. was due to the closing of EQT's sale of ComHem in the first quarter.

Read more on the Web: pe.investorab.com >>

The private equity industry has been active so far during the year, particularly in the buyout business where new LBO deals and new fund raising jumped sharply.

Purchases and sales

A total of SEK 198 m. (1,131) was invested during the first quarter, of which SEK 59 m. (920) comprised new investments and SEK 139 m. (211) consisted of follow-on investments.

Holdings were sold for SEK 2,325 m. during the first quarter (1,005). Divestments pertained primarily to EQT and the sale of ComHem, which was finalized during the first quarter. The agreement to sell ComHem was signed at the end of 2005 and the effect on Investor's net income was included already in the year-end report for 2005. The cash proceeds from the sale were received in the first quarter.

Realized capital gains on divestments (including ComHem), calculated on the basis of historical acquisition values, totaled SEK 1,581 m. (779).

PURCHASES AND SALES, PRIVATE EQUITY INVESTMENTS

	1/1 2006 – 3/31 2006	
SEK m.	Purchases	Sales
EQT	3	1 880
Investor Growth Capital	195	445
Investor Capital Partners	-	-
Total	198	2 325

Earnings for the period

The net result in the first quarter was SEK -288 m. (486), mainly due to unrealized decreases in the value of holdings in Investor Capital Partners.

TREND OF EARNINGS, PRIVATE EQUITY INVESTMENTS

SEK m.	1/1-3/31 2006	1/1-3/31 2005
Change in value (incl. dividends)		
EQT	74	5
Investor Growth Capital	-2	182
Investor Capital Partners	-307	350
Operating costs	-53	-51
Effect on income	-288	486

Trend of earnings, Private Equity Investments



SEK m.
1 000
500
0
-500
-1 000
Q1 2005
Q1 2006

During the period January 1, 1998 to March 31, 2006, the Private Equity Investments business area had an impact of SEK 8.7 bn. on income. During this period the average annualized return on realized investments met the targeted return requirement of 20 percent.

Net asset value

PRIVATE EQUITY INVESTMENTS BY UNIT

	3/31 2006		12/31 2005	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Investor Growth Capital	8	6 154	8	6 372
EQT	8	6 038	10	7 791
Investor Capital Partners	1	1 008	2	1 315
Total	17	13 200	20	15 478

Private Equity Investments by geography, 3/31 2006



Asia 13%
Northern Europe 59%
United States 28%

Private Equity Investments by development stage



%
100
80
60
40
20
Funds (10%)
Early (6%)
Expansion (21%)
Mature (17%)
EQT's funds (46%)
2002
2003
2004
2005
Q1 2006

PRIVATE EQUITY INVESTMENTS – 10 LARGEST LISTED HOLDINGS[1)]

	Sector	Owner -ship (%)	Share price perform- ance 2006 (%)	Market value[2)] (SEK m.) 3/31 2006	Market value[2)] (SEK m.) 12/31 2005
ISTA	H	11	-1	145	150
Kyphon	H	1	-9	135	153
Amkor	T	1	54	84	56
Biotage	H	10[3)]	-10	83	92
Santarus	H	3	36	81	60
LifeCell	H	1	18	69	60
Stepstone	T	3	18	33	41
United Pacific	T	13	26	18	15
Nilörn	O	13[3)]	-4	15	16
CSMC	T	1	11	14	13
Other, listed		-	-	1	1
Total, listed				**678**	**657**

1) Purchases and sales were made in certain holdings during the year.
2) The market value is affected by currency effects.
3) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK).

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

In contrast to the buyout business, the venture capital business remained at a sustainable level of activity where it has been for the past several years.

Events occurring in the first quarter

A new investment was made in Eastpro. New investments were also made in Cambio and ePAC soon after the close of the reporting period.

Eastpro (China) develops and provides software solutions for insurance companies and financial services institutions.

Cambio (Sweden) develops healthcare administration systems offering high flexibility and functionality.

ePAC (United States) provides next-generation printing and logistics services for large enterprises and book publishers.

Follow-on investments were made in NeuroNova and Solstice Neurosciences. Kunskapsskolan completed a leveraged recapitalization from which the owners received cash proceeds.

During the quarter, Investor sold its entire holdings in Umetrics (Sweden) and Sandburst (United States). The holding in Stepstone was partially sold.

Sector exposure, Investor Growth Capital, 3/31 2006



Software 10%
Semiconductors 8%
Funds and other 30%
Communications 7%
Internet services 5%
Other IT 8%
Pharma/ Biotechnology 18%
Medical devices 14%

EQT

Read more on the Web: www.eqt.se >>

The high level of activity in the partly owned EQT funds during 2005 has continued so far during 2006.

Events occurring in the first quarter

Cash proceeds from the previously announced sale of ComHem (EQT III) were received in the first quarter.

Salcomp (EQT II) was listed on the Helsinki Stock Exchange.

EQT II announced that it had signed an agreement to sell Findus.

Events occurring after the close of the quarter

EQT II announced that it had reached an agreement to sell Tradex.

EQT IV announced that it had signed an agreement to acquire SSP from Compass.

The EQT IV fund and Investor made a public offer to acquire the total shares outstanding in Gambro.

Investor Capital Partners

Read more on the Web: www.investorcapitalpartners.com >>

In the first quarter, Investor Capital Partners announced a definitive agreement to sell Memorex. No new investments were made in the first quarter.

An agreement has been reached to transfer Investor Capital Partners' advisory company to EQT. Both companies are focused on buyouts and combining the units is expected to have business and administrative advantages. Investor's commitments and investments in the funds will not be affected by the change.

INVESTOR'S PRIVATE EQUITY INVESTMENTS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core investments and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments: buyouts and venture capital. Buyout activities are conducted through funds partly owned by Investor: EQT and Investor Capital Partners. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. EQT, partly owned by Investor, has eight funds focused on companies in Northern Europe. Investor Capital Partners is focused on buyouts in Greater China, while Investor Growth Capital is active in the United States, Northern Europe and Asia. Investments in private equity, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Operating investments

The Operating Investments business area mainly includes wholly owned companies or investments in businesses in which Investor has major strategic influence. 3 Scandinavia (Hi3G), The Grand Group and Investor's land and real estate holdings represent the three largest investments. On March 31, 2006, 3 Scandinavia had 511,000 subscribers.

Read more on the Web: www.investorab.com >>

Earnings for the period

Operating Investments had an effect of SEK -437 m. (-473) on income in the first quarter, of which SEK -420 m. (-461) referred to 3 Scandinavia. 3's figures are reported with one quarter's delay.

Net asset value

OPERATING INVESTMENTS

	3/31 2006		12/31 2005	
	SEK/share	SEK m.	SEK/ share	SEK m.
The Grand Group	2	1 487	2	1 505
3 Scandinavia	1	883[1]	1	843
Land and real estate	1	311	1	310
Other[2]	0	106	0	99
Total	4	2 787	4	2 757

1) Refers to Investor's share of 3's equity on 12/31 2005 after adjustments in the Investor Group and Investor's shareholders' loans to 3 totaling SEK 590 m.
2) Refers to Novare and the advisory companies in Private Equity.

3 Scandinavia (Hi3G)

Read more on the Web: www.tre.se >>

On March 31, 2006, 3 Scandinavia (Hi3G) had 511,000 subscribers in Sweden and Denmark, a net increase of 50,000 since December 31, 2005.

Average revenue per user (ARPU) has remained on a high level since the beginning of the year, indicating that subscribers are continuing to use 3's service offerings on a large scale. The percentage of non-voice ARPU has also increased slightly since year-end.

KEY FIGURES ON MARCH 31, 2006

	Subscribers	ARPU (SEK)[1]	Non-voice ARPU	Postpaid/ prepaid ratio
3 Scandinavia	511 000	383	17%	81/19

1) Average revenue per user, based on the average over the past 12 months.

3's Danish operations, which experienced a difficult year in 2005, have now stabilized their customer base and are showing steady growth. It is gratifying that 3 Sweden and 3 Denmark are gradually expanding their customer base and that subscribers are becoming increasingly satisfied with their services.

In February, 3's mobile music service, 3Player, was named best in the world at the GSM World Awards event in Barcelona. The award confirms 3's leading position as a provider of mobile broadband services.

In the first quarter, 3 Scandinavia's CEO Shlomo Liran announced that Peder Ramel will become head of 3's operations in Sweden, effective August 1, 2006.

In the first quarter of 2006, Investor provided SEK 445 m. in financing to 3. As of March 31, 2006, Investor has financed 3 for a total of SEK 3,411 m.

EFFECT ON VALUE

3/31 2006	SEK m.
Total investment	3 411[1]
Effect on value up to 2005	-2 123
Effect on value in 2006	-405[2]
Closing value of 3	883

1) Of which SEK 590 m. refers to shareholders' loans.
2) Consists of the effect on income, SEK -420 m., and equity items, SEK +15 m.

The Grand Group

Read more on the Web: www.grandhotel.se >>

In the first quarter The Grand Group's former CEO Peter Wallenberg Jr was appointed new chairman of The Grand Group. Nils Axing, previously director of the Grand Hôtel, was appointed new CEO.

The positive trend of business for the Grand Hôtel in 2005 continued during the first quarter of 2006. Revenues and the occupancy rate were marginally higher, compared with the corresponding period of last year.

Work to finish the new hotel and conference facilities in the adjacent Burmanska Palatset building is proceeding on schedule and is expected to be completed by September 1, 2006.

The operating result of The Grand Group was SEK -4 m. in the first quarter (-7).

Novare Human Capital

Read more on the Web: www.novare.se >>

Investor's Annual General Meeting in March approved the proposal that Investor sell 50 percent of Novare Human Capital to the company's management. The sale is being made to broaden Novare's ownership base in order to facilitate the company's expansion and to tie Novare's senior executives more closely to the company

COMPANIES IN THE OPERATING INVESTMENTS BUSINESS AREA

In the Operating Investments business area, Investor usually has a controlling interest or large ownership stake and significant influence in the underlying investment. Consequently, Investor applies the equity method of accounting for holdings that are classified as associated companies. Holdings classified as subsidiaries are fully consolidated. Below is a table of selective key figures, before adjustments in the Investor Group, for the companies included in the Operating Investments business area. The reporting of 3 Scandinavia's figures is with one quarter's delay.

KEY FIGURES FOR OPERATING INVESTMENTS (ENTIRE OPERATIONS), 1/1-3/31 2006

SEK m.	Net sales	Operating result	Total assets
3 Scandinavia[1]	315	-877	15 743
The Grand Group	59	-4	1 282
Novare	8	0	17
Other[2]	98	33	1 985

1) Refers to the period 10/1 2005-12/31 2005.
2) Refers to the advisory companies in Private Equity and real estate operations.

Financial Investments

The Financial Investments business area mainly comprises Investor's active portfolio management activities and the investment in the Rational Asset Management hedge fund (RAM). The business area had an effect of SEK 83 m. on income in the first quarter of 2006. More than half of the positive result was attributable to active portfolio management.

Read more on the Web: www.investorab.com >>

Financial Investments had an effect of SEK 83 m. (68) on income in the first quarter.

FINANCIAL INVESTMENTS

	3/31 2006		12/31 2005	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Active portfolio management	1	799	1	644
Fund investments	1	722	1	681
Other	0	19	0	55
Total	2	1 540	2	1 380

Active portfolio management

Investor's active portfolio management activities generated net income of SEK 49 m. (21) in the first quarter.

Active portfolio management activities had a long net position on March 31, 2006 amounting to SEK 799 m.

Fund investments

The hedge fund Rational Asset Management (RAM) developed positively during the quarter, noting a 6 percent increase.

Consolidated net debt

Consolidated net debt was SEK 2,193 m. on March 31, 2006, as against SEK 223 m. at year-end 2005. Dividends in the amount of SEK 2,685 m. were paid in the first quarter.

Net financial items for the reporting period totaled SEK -251 m. (-94). Net financial items include interest income of SEK 104 m. (113) and interest expenses totaling SEK -473 m. (-253). Interest expenses include a one-time effect of SEK -170 m. related to repurchases of public bonds. The remaining portion consists mainly of revaluations of loans, swaps and hedges for employee stock option and share programs.

Investor's net debt, as a percentage of total assets, was 1 percent on March 31, 2006, as against 0 percent at year-end 2005.

During 2006, Investor expects to receive a total of SEK 2.8 bn. in dividends (2.2) from core investments (including the dividend already received from AstraZeneca), provided that proposed dividends are approved by each company's annual general meeting.

Consolidated net debt


SEK bn.
%
20
15
10
5
0
15
12
9
6
3
0
2004
2005
Q1 2006

Cash, bank balances and short-term investments amounted to SEK 19,678 m. on March 31, 2006, as against SEK 23,111 m. at year-end 2005. The Group's loans totaled SEK 22,524 m. on March 31, 2006, as against SEK 24,553 m. on December 31, 2005.

In the first quarter, Investor restructured its debt portfolio. Selected loans totaling EUR 500 m. were repaid in advance of their maturity dates in 2008 and 2010. Investor also issued a new ten-year bond in a corresponding amount. The purpose of the transaction was to extend the maturity profile of the debt portfolio on advantageous market terms. The average maturity profile of the debt portfolio is now eight years. Over time, the positive interest effect of restructuring the debt portfolio will exceed the one-time effect of repurchasing the bonds.

During the remainder of 2006, outstanding loans in the nominal amount of SEK 3,085 m. are due. During 2007-2009, outstanding loans in the nominal amount of SEK 2,307 m. will be due.

Standard and Poor's credit rating for Investor has been AA- for almost ten years. In April, Standard & Poor's announced that it had changed its outlook on Investor's credit rating from "stable" to "negative".

Consolidated costs

Consolidated costs totaled SEK 127 m. in the first quarter (111). Of the Group's reported costs, SEK 53 m. (51) was attributable to Private Equity Investments, which has a business model that involves a higher share of administrative costs than Investor's other business areas. The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 10 m. for the reporting period (5).

Share capital

Investor's share capital amounted to SEK 4,795 m. on March 31, 2006 (SEK 4,795 m. on December 31, 2005).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Investor shares

Read more on the Web: share.investorab.com >>

The total return (sum of share price changes and reinvested dividends) was 4 percent in the first quarter (13). The total return on Investor shares has been 55 percent over the past 12-month period (26).

The average annualized total return on Investor shares has been 13 percent over the past ten-year period. The corresponding figure for the past 20-year period is 17 percent.

Average total return


%
60
50
40
30
20
10
0
Q1
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 141.50 on March 31, 2006, as against SEK 139 on December 31, 2005.

Other

Accounting policies

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. The accounting policies that have been applied are in agreement with the accounting policies that were used in the preparation of the company's latest annual report.

The following is a brief description of the accounting policies that are of central importance to the preparation of Investor's financial reports.

Accounting and valuation of holdings

Subsidiaries

Companies that are defined as subsidiaries are consolidated in accordance with IAS 27 and IFRS 3.

Associated companies

Investor's main rule is that associated companies are reported as financial instruments in accordance with IAS 39 and IAS 28, paragraph 1. In the Operating Investments business area, Investor normally has a controlling interest or large ownership stake in the underlying investment and is involved in the companies' business activities to a larger extent than in holdings in other business areas. As a consequence of this, the equity method is applied to investments in associated companies in the Operating Investments business area in accordance with IAS 28.

Other holdings

All other holdings are reported and valued as financial instruments in accordance with IAS 39. See also below.

Financial instruments

Equity-related investments

In accordance with IAS 39, equity-related investments are reported at fair value through profit and loss. Equity-related investments are valued as follows in accordance with IFRS:

Listed holdings

Listed holdings are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Fund holdings

Holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at the amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with IAS 16, Investor AB's real estate properties are reported at fair value.

For property, plant and equipment, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis in

accordance with URA 46 and are thus distributed in the same way as the cost for employee stock option and share programs.

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or deferred tax receivable, is recognized for temporary differences.

Deferred tax receivables resulting from temporary differences, or due to loss carry-forwards, are recognized only to the extent to which it is probable that it can be realized against taxable profits within the near future.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the value at the close of the period and the acquisition cost.

New website

Investor is launching a new website in conjunction with this interim report. In addition to a new graphic design and structure, the new www.investorab.com features more detailed information about Investor's operations and finances.

Financial calendar 2006

July 11	Interim Report, January-June
October 12	Interim Report, January- September

Stockholm, April 20, 2006

Börje Ekholm
President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 73 524 2141
  lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications:
  +46 8 614 2031, +46 73 524 2031
  fredrik.lindgren@investorab.com
- Oscar Stege Unger, Investor Relations Manager:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com

- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com
- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters
  W:ISBF in Datastream

This interim report has not been subject to review by the company's auditors.

Consolidated Income Statement

SEK m.	2006 1/1-3/31	2005 1/1-3/31
Investing activities		
Dividends	377	328
Changes in value	15 845	6 478
Operating costs	-101	-100
Net profit/loss - Investing activities	**16 121**	**6 706**
Operating investments		
Net sales	144	161
Cost of services sold	-151	-171
Operating costs	-10	-2
Share of income of associated companies	-420	-461
Net profit/loss - Operating investments	**-437**	**-473**
Groupwide operating costs	-16	-9
Cost of long-term incentive programs	-10	-5
Operating profit/loss	**15 658**	**6 219**
Net financial items	-251	-94
Profit/loss before tax	**15 407**	**6 125**
Taxes	-27	48
Profit/loss for the period	**15 380**	**6 173**

Attributable to:		
Equity holders of the Parent	15 370	6 162
Minority interest	10	11
Profit/loss for the period	**15 380**	**6 173**
Basic earnings per share, SEK	**20.03**	**8.03**
Diluted earnings per share, SEK	**19.98**	**8.02**

Consolidated Balance Sheet

SEK m.	2006 3/31	2005 12/31
Assets		
Tangible fixed assets	2 446	2 422
Shares and participations	147 200	133 058
Participations in associates	293	698
Receivables included in net debt	869	1 440
Other receivables	2 187	1 639
Cash, bank and short-term investments	19 678	23 111
Total assets	172 673	162 368
Shareholder' equity and liabilities		
Shareholders' equity	146 836	134 180
Pensions and similar commitments	216	221
Loans	22 524	24 553
Other liabilities	3 097	3 414
Total shareholders' equity and liabilities	172 673	162 368

NET DEBT

SEK m.	2006 3/31	2005 12/31
Cash, bank and short-term investments	19 678	23 111
Receivables included in net debt	869	1 440
Loans	-22 524	-24 553
Pensions and similar commitments	-216	-221
Total net debt	-2 193	-223

CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2006 1/1-3/31	2005 1/1-12/31	2005 1/1-3/31
Opening balance as per balance sheet	134 180	92 086	92 086
Translation reserve, change for the period	-19	76	21
Hedging reserve, change for the period	8	-73	-7
Fair value reserve, change for the period	26	-	-
Dividends	-2 685	-1 735	-
Stock options exercised by employees	-57	-52	-4
Equity-settled share-based payment transactions	3	20	5
Net income for the period	15 380	43 858	6 173
Closing balance	146 836	134 180	98 274
Attributable to:			
Equity holders of the Parent	146 707	134 060	98 152
Minority interest	129	120	122
Total shareholders' equity	146 836	134 180	98 274

Consolidated Statement of Cash Flows

SEK m.	2006 1/1-3/31	2005 1/1-3/31
Operating activities		
Core Investments		
Dividends received	362	285
Private Equity Investments		
Dividends received	3	6
Operating investments and operating costs		
Cash receipts	173	157
Cash payments	-381	-299
Financial Investments		
Dividends received	7	1
Cash receipts	6 710	4 771
Cash payments	-6 876	-5 063
Cash flows from operating activities before net interest and income taxes	-2	-142
Interest received/paid	-337	-279
Income taxes paid	-127	-37
Cash flows from operating activities	-466	-458
Investing activities		
Core Investments		
Acquisitions	-437	-551
Divestments	-	4 086
Private Equity Investments		
Acquisitions, etc.	-267	-1 149
Divestments	2 299	959
Operating Investments		
Increase in long-term receivables	-440	-760
Financial Investments		
Acquisitions, etc.	-	303
Divestments	39	-
Net changes, short-term investments	3 006	279
Acquisitions of property, plant and equipment	-48	-61
Disposals of property, plant and equipment	-	403
Cash flows from investing activities	4 152	3 509
Financing activities		
Loans raised	4 673	-
Reduction of loans	-6 102	-170
Dividends paid	-2 685	-
Cash flows from financing activities	-4 114	-170
Cash flows for the period	-428	2 881
Cash and cash equivalents at beginning of the year	4 220	4 414
Exchange difference in cash	-4	31
Cash and cash equivalents at end of the period	3 788	7 326

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-3/31 2006

SEK m.	Core Investments	Private Equity Investments	Operating Investments	Financial Investments	Investor groupwide	Total
Dividends	362	13		2		377
Changes in value	16 003	-248		90 [1]		15 845
Other revenues and expenses			-7 [2]			-7
Operating costs	-39	-53	-10	-9	-16	-127
Cost of long-term incentive programs					-10	-10
Shares of income of associated companies			-420			-420
Operating profit/loss	16 326	-288	-437	83	-26	15 658
Net financial items					-251	-251
Tax					-27	-27
Net profit/loss for the period	16 326	-288	-437	83	-304	15 380
Other					-39	-39
Dividends paid					-2 685	-2 685
Effect on net asset value	16 326	-288	-437	83	-3 028	12 656
Net asset value by business area 3/31 2006						
Carrying amount	131 859	13 200	2 787	1 540	-357	149 029
Net debt					-2 193	-2 193
Total net asset value	131 859	13 200	2 787	1 540	-2 550	146 836

PERFORMANCE BY BUSINESS AREA 1/1-3/31 2005

SEK m.	Core Investments	Private Equity Investments	Operating Investments	Financial Investments	Investor groupwide	Total
Dividends	285	18		25		328
Changes in value	5 909	519		50 [1]		6 478
Other revenues and expenses			-10 [2]			-10
Operating costs	-42	-51	-2	-7	-9	-111
Cost of long-term incentive programs					-5	-5
Shares of income of associated companies			-461			-461
Operating profit/loss	6 152	486	-473	68	-14	6 219
Net financial items					-94	-94
Tax					48	48
Net profit/loss for the period	6 152	486	-473	68	-60	6 173
Other					15	15
Effect on net asset value	6 152	486	-473	68	-45	6 188
Net asset value by business area 3/31 2005						
Carrying amount	89 782	14 463	2 361	1 224	3 709	111 539
Net debt					-13 265	-13 265
Total net asset value	89 782	14 463	2 361	1 224	-9 556	98 274

[1] Changes in value include sales referring to active portfolio management amounting to SEK 7,276 m. (4,990).

[2] Net sales amounted to SEK 144 m. (161) and refer primarily to The Grand Group and EQT Partners.

investor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 18, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Stockholm, April 13, 2006

Invitation to the Media and Capital Market in conjunction with the release of Investor AB's Interim Report for January-March 2006

Press and Analyst Meeting
The meeting will be held in Stockholm, Thursday, **April 20, 2006, at 10:30 a.m. CET**. The venue is Investor's head office at Arsenalsgatan 8C. President and CEO Börje Ekholm and CFO Lars Wedenborn will present the Interim report for January-March 2006.

The presentation material will be published on www.investorab.com after the meeting.

Teleconference and Webcast
The teleconference will be held on Thursday, **April 20, at 4:30 p.m. CET**. To participate, call +44 20 7162 0125, +1 334 323 6203 or +46 8 505 201 14. You can also view and listen to the proceedings of the conference live on Investor's website www.investorab.com, or afterwards on-demand.

To participate in the press and analyst meeting or teleconference, please e-mail Helen Jönsson at helen.jonsson@investorab.com or call +46 8 614 2046.

The report is expected to be released around 8:30 a.m. CET the same day.

Welcome!

Fredrik Lindgren, Vice President, Corporate Communications
+46 8 614 2031, Mobile: +46 73 524 2031

Oscar Stege Unger, Investor Relations Manager
+46 8 614 2059, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.